EXHIBIT 12

Federal Home Loan Bank of Boston
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	For the Year Ended December 31,
	2013	2012	2011	2010	2009

Earnings
Income (loss) before assessments	$236,536	$230,184	$188,482	$145,074	$(186,751)
Fixed charges	331,805	418,618	460,159	574,194	837,565

Income before assessments and fixed charges	568,341	648,802	648,641	719,268	650,814

Fixed Charges
Interest expense	330,905	417,735	459,013	572,930	836,262
1/3 of net rent expense (1)	900	883	1,146	1,264	1,303

Total fixed charges	$331,805	$418,618	$460,159	$574,194	$837,565

Ratio of earnings to fixed charges	1.71	1.55	1.41	1.25	0.78
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(1) Represents an estimated interest factor.